Two World Financial Center
New York, NY 10281-1008
212.768.6700
212.768.6800 fax
Stephen S. Kudenholdt	www.sonnenschein.com
(212) 768-6847
skudenholt@sonnenschein.com

June 17, 2010

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RBS Acceptance Inc.
Amendment No. 1 to the Registration Statement on Form S-3 filed June 17, 2010
File No.  333-165667

Ladies and Gentlemen:

On behalf of RBS Acceptance Inc. (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A on EDGAR, the captioned Amendment No. 1 to the Registration Statement.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated April 19, 2010.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions.

Registration Statement on Form S-3

Comment:

1.      Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class of this offering.

Response:

There was no public offering by the depositor of a class of asset-backed securities involving the same asset class as the securities registered pursuant to this registration statement during the last twelve months.  We confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or an affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  The CIK code for Financial Asset Securities Corp., which is an affiliate of the depositor that has offered a class of asset-backed securities involving the same class as the securities registered pursuant to this registration statement is 0001003197.

Brussels	Chicago	Dallas	Kansas City	Los Angeles	New York	Phoenix	St. Louis

San Francisco	Short Hills, N.J.	Silicon Valley	Washington D.C.	Zurich

Comment:

2.      Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided in Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Please refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:

We confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.

Comment:

3.      Please confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Response:

We confirm that all material terms to be included in the finalized agreements will be disclosed in the final 424(b) prospectus.

Comment:

4.      Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement to be complete at the time of effectiveness, except for information that is now known or reasonably available.  Please confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus

General

Comment:

5.      Please advise us and revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 with respect to any collateralized mortgage obligations you anticipate including in the pool.  Your response should include a specific discussion of how you plan to present information regarding collateralized mortgage obligations in future prospectus supplements.

Response: We have revised the Base Prospectus to remove collateralized mortgage obligations as a permissible asset type.  The Registrant will not include any collateralized mortgage obligations as trust assets in any series.

Cover Page

Comment:

6.      We note your disclosure that the trust assets may consist of “private label mortgage-backed or asset-backed securities.”  Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed or asset-backed securities and/or collateralized mortgage obligations in any series.

Response: We have revised the Base Prospectus to remove “private label mortgage-backed or asset-backed securities” as permissible asset types.  The Registrant will not include any private label mortgage-backed or asset-backed securities as trust assets in any series.

Comment:

7.      In light of possible inclusion of collateralized mortgage obligations within the pool, tell us how this offering will meet the definition of “asset-backed security” under Regulation AB.

Response: We have revised the Base Prospectus to remove collateralized mortgage obligations as a permissible asset type.  The Registrant will not include any collateralized mortgage obligations as trust assets in any series.

Description of the Securities, page 64
Purchase Obligations, page 80

Comment:

8.      We note your disclosure contemplates remarketing agreements.  Please identify the remarketing agents and disclose whether they are affiliates in the prospectus supplements.

Response: To the extent that any series includes a remarketing agent, the remarketing agent and any affiliation between the remarketing agent and the depositor will be disclosed in the related prospectus supplement.

Prospectus Supplements

The Depositor, page S-69

Comment:

9.      We note your disclosure in both prospectus supplements that many of the depositor’s securitization have experienced a trigger event.  Please disclose the number of the depositor’s securitizations that have experienced such a trigger event.

Response:  We have revised both forms of prospectus supplements to include the following paragraph:

With the respect to the Registrant’s securitizations and those of its affiliate, Financial Asset Securities Corp., in the five years preceding the date hereof, a realized loss or delinquency triggering event has been exceeded for approximately 118 of the 122 mortgage loan groups (the “Securitization Mortgage Groups”) which provide for such realized loss or delinquency triggering event. As a result of such trigger event, a disproportionately large percentage of principal payments on the mortgage loans (including prepayments on the mortgage loans) is distributed to the most senior class of securities instead of being distributed among all classes of securities on a pro rata basis.  A realized loss with respect to any mortgage loan is the amount, if any, by which the principal balance of the mortgage loan exceeds the net liquidation proceeds received on such mortgage loan.  A mortgage loan is considered delinquent with respect to a scheduled payment if such scheduled payment is not made prior to the close of business on the mortgage loan’s due date.

Signatures

Comment:

10.    Please revise the signature page to state that the registrant reasonably believes that the security rating requirement for Form S-3 eligibility will be met by the time of sale.  Refer to Instruction 3 under Signatures in Form S-3.

Response:   We have revised the signature page to state that the registrant reasonably believes that the security rating requirement for Form S-3 eligibility will be met by the time of sale.

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If you require any additional information, please contact the undersigned at (212) 768-6847 or Mansi Desai at (212) 768-6753.

Very truly yours,

/s/ Stephen S. Kudenholdt